Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

July 22, 2021
Re:	Roivant Sciences Ltd. Amendment No. 1 to Registration Statement on Form S-4 Filed July 1, 2021 File No. 333-256165

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ibolya Ignat
Mary Mast
Dillon Hagius
Suzanne Hayes

Ladies and Gentlemen:

On behalf of our client, Roivant Sciences Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated July 15, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed July 1, 2021

Material United States Tax Considerations, page 135

1.    Please delete the disclaimers on page 136 and 148 that material U.S. tax considerations are provided for information purposes only.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 136 and 148 of the Amended Registration Statement accordingly.

2.    We note that Roivant believes it will not be treated as a U.S. corporation for U.S. federal income tax purposes and the absence of guidance as to whether the transaction qualifies as a reorganization for tax purposes. Please provide a tax opinion noting the uncertainty with respect to whether Roivant will be treated as a US corporation and the inability to opine as to whether the transaction will qualify as a reorganization for tax purposes. Please identify counsel in your disclosure. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section II.B.1.c. and Section III.A. of Staff Legal Bulletin No. 19.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 135, 137, 139 and 140 of the Amended Registration Statement to provide that, subject to the assumptions, qualifications and limitations set forth in the disclosure and in the opinions filed as Exhibits 8.2 and 8.3 to the Amended Registration Statement, (i) the statements of law and legal conclusions set forth under the headings “MATERIAL UNITED STATES TAX CONSIDERATIONS—Tax Consequences of Exercising Redemption Rights,” “—Tax Consequences of the Merger” and “—Additional Requirements for Tax Deferral,” constitute the opinion of Kirkland & Ellis LLP and (ii) the statements of law and legal conclusions set forth in the remainder of the discussion under the heading “MATERIAL UNITED STATES TAX CONSIDERATIONS” constitute the opinion of Davis Polk & Wardwell LLP. As discussed above, we have attached opinions as Exhibits 8.2 and 8.3 to the Amended Registration Statement.

Material United Kingdom Tax Considerations, page 149

3.    Please remove the disclaimers indicating that the discussion of material tax considerations are provided for informational purposes only.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 149 of the Amended Registration Statement accordingly.

4.    We note that you have filed a short for tax opinion as exhibit 8.1. However the prospectus disclosure fails to identify tax counsel or clearly set forth counsel’s opinion or the basis for such opinion. Please revise to eliminate the qualification of discussion as a “general summary” and set forth counsel’s opinion and its bass for each material tax consequence. If counsel is unable to opine, clearly state its inability, provide a reason for the inability and discuss the possible alternatives and risks to investors of each tax consequence. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section II.B.1.c. and Section III.A. of Staff Legal Bulletin No. 19.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 149 of the Amended Registration Statement accordingly.

Background of the Business Combination, page 169

5.    We note your response to comment 11 in which you state that you have removed references to a third party advisor; however, we note that page 170 states that the MAAC Sponsor managed the “coordination of third party advisors.” Please advise and, if necessary, identify these third party advisors and their role with respect to evaluations, analysis and due diligence.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 170 of the Amended Registration Statement accordingly. MAAC notes that, other than as indicated in the revised Background of the Business Combination disclosure, none of MAAC’s third party advisors were involved in transaction negotiations or valuation discussions.

Summary of MAAC Financial Analysis, page 184

6.    Please further explain how the presented comparable company and selected Precedent Transaction Analyses analyses support your determination that the equity value of Roivant is greater than the $7.3 billion pro forma equity value ultimately agreed upon.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 185 through 189 of the Amended Registration Statement accordingly.

Development Pipeline, page 237

7.    We note your response to comment 16 and reissue the comment. Given that Roivant no longer holds a controlling interest in these companies and has a financial interest limited to the appreciation of your investment in these companies, it is not appropriate to include them in the list of product candidates in the pipeline. Please remove them from the table.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 237 and 252 of the Amended Registration Statement accordingly.

Platform Validation, page 246

8.    We note your response to comment 18 please revise the title of this subsection and remove the statement that you believe Sumitomo’s decision serves to validate the quality of your platform. The title and statement are speculative and imply that Sumitomo’s decision is predictive of FDA efficacy determinations.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 16, 233, 237 and 246 of the Amended Registration Statement accordingly.

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Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com or Brian Wolfe at (212) 450-4140 or brian.wolfe@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal

Derek Dostal

cc	Matthew Gline, Chief Executive Officer, Roivant Sciences Ltd.
Brian Wolfe, Davis Polk & Wardwell LLP
Sophia Hudson, P.C., Kirkland & Ellis LLP
Tamar Donikyan, Kirkland & Ellis LLP